CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

December 12, 2008

VIA EDGAR AND MESSENGER

Jessica Plowgian, Attorney Examiner
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Millennium Group Worldwide Incorporated (the “Company”)
Registration by Coordination; File No. 333-145553
Response to P.E. No. 8 SEC Comment Letter and Associated P.E. No. 9 Filing

Dear Ms. Plowgian:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s current December 9, 2008 comment letter (the “current comment letter”), we hereby file this response to the staff’s comments. Please note that this response letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 9 being filed concurrently on EDGAR.

This Pre-Effective Amendment No. 9 reflects cumulative changes since P.E. No. 8 was filed. This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 8 (two marked and two unmarked and being filed concurrently with the SEC and the six states where the Company’s registration is pending), including reviewed financials through September 30, 2008.

Proceeds Held, Page 5

1.

The requested disclosures about the $12.00 offering price and need to amend the Prospectus and registration statement (in the unlikely event of a change in the specified of $12.00 price) has been added.

Certain Related Party Transactions, Page 14

2.	The disclosures regarding Mr. Lane and internal consistency have been upgraded as requested.

Security Ownership by Beneficial Owners and Management, Page 36

3.	The table dealing with Security Ownership now reflects the insertion of the footnote numbering in addition to the footnote proper and further upgrading.

Jessica Plowgian, Attorney Examiner
Division of Corporation Finance
Page 2	December 12, 2008

Management’s Discussion and Analysis . . ., Page 38

4-5.	The Management’s Discussion and Analysis have been revised per the staff’s comments.

Exhibits

6-7.	The requested upgrades to the contracts have been added as exhibits to P.E. No. 9, including the conformed format and pricing on the balance of the material contracts.

Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before 11AM Thursday, December 18, 2008. The Company is concurrently filing a Rule 461 Request for Acceleration (attached) to coordinate such date of effectiveness. I will call you Tuesday AM to coordinate timing and any possible remaining issues.

Very truly yours,

/s/ Carl N. Duncan
Carl N. Duncan, Esq.
cc: Julius Jackson